UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Element Solutions Inc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28618M106 (Common Stock)

(CUSIP Number)

Mariposa Acquisition, LLC

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

Attn: Martin E. Franklin

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28618M106	Page 2 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,464,247*
	8	SHARED VOTING POWER 12,157,983*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,157,983*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,622,230*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. 28618M106	Page 3 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,878,806*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,878,806*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,878,806*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 4 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEF Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,309,012*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,309,012*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,309,012*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 5 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MEF Holdings II, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,419,500*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,419,500*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5

SCHEDULE 13D

CUSIP No. 28618M106	Page 6 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D

CUSIP No. 28618M106	Page 7 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ian G.H. Ashken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 565,482*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,868,411*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,868,411*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 8 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tasburgh, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,302,929*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,929*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 9 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IGHA Holdings, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 548,880*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 548,880*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 548,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 10 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Ian G.H. Ashken Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 565,482*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 565,482*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565,482*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 11 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Lillie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,590*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 435,668*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,668*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 12 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Powder Horn Hill Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,590*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 435,668*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,668*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 13 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,766,240*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,766,240*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 28618M106	Page 14 of 22 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,766,240*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,766,240*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 10 (this “Amendment”) amends the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on January 27, 2014 (as amended by Amendment No. 1, filed on March 14, 2014, Amendment No. 2, filed on October 7, 2014, Amendment No. 3 filed on January 2, 2015, Amendment No. 4 filed on March 20, 2015, Amendment No. 5 filed on September 16, 2016, Amendment No. 6 filed on December 19, 2017, Amendment No. 7 filed on May 3, 2018, Amendment No. 8 filed on November 21, 2018 and Amendment No. 9 filed on November 8, 2019, the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Element Solutions Inc (f/k/a Platform Specialty Products Corporation), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 East Broward Boulevard, Suite 1860, Fort Lauderdale, Florida 33394. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement. This Amendment also constitutes an “exit filing” for Mariposa (as defined below).

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)

This Statement is being jointly filed by Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”), MEF Holdings, LLLP, a Delaware limited liability limited partnership (“MEF Holdings”), MEF Holdings II, LLLP, a Delaware limited liability limited partnership (“MEF Holdings II”), Mariposa Acquisition, LLC, a Delaware limited liability company (“Mariposa” and together with Franklin, the Franklin Trust, MEF Holdings and MEF Holdings II, collectively referred to as the “Franklin Reporting Persons”), Ian G.H. Ashken (“Ashken”), Tasburgh, LLC, a Connecticut limited liability company (“Tasburgh”), IGHA Holdings, LLLP, a Delaware limited liability limited partnership (“IGHA Holdings”), The Ian G.H. Ashken Living Trust (the “Ashken Trust” and together with Ashken, Tasburgh and IGHA Holdings, the “Ashken Reporting Persons”), James E. Lillie (“Lillie”) and Powder Horn Hill Partners II, LLC, a Florida limited liability company (“PHHP”, and together with Lillie, the “Lillie Reporting Persons”), Berggruen Holdings Ltd, a British Virgin Islands business company (“BHL”), the Nicolas Berggruen Charitable Trust, a British Virgin Islands trust (the “NB Charitable Trust” and together with BHL, the “Berggruen Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. The Franklin Reporting Persons, Ashken Reporting Persons and Lillie Reporting Persons are collectively referred to as the “Mariposa Reporting Persons” and the Mariposa Reporting Persons and Berggruen Reporting Persons are collectively referred to as the “Reporting Persons”.

Franklin is the sole settlor and the trustee of the Franklin Trust. The general partner of MEF Holdings and MEF Holdings II is MEF Holdings, LLC, a Delaware limited liability company that is wholly owned by the Franklin Trust.

Tasburgh is a private investment vehicle of Ashken, who is the sole managing member of Tasburgh. The general partner of IGHA Holdings is IGHA Holdings, LLC, a Delaware limited liability company that is wholly owned by the Ashken Trust. Ashken is the sole settlor and trustee of the Ashken Trust. PHHP is a private investment vehicle of Lillie, who is the sole managing member of PHHP.

Each of Ashken and Franklin are members of the board of directors of the Issuer.

All of the shares of BHL are owned by the NB Charitable Trust. The trustee of the NB Charitable Trust is Maitland Trustees Limited, incorporated as a British Virgin Islands corporation and continued as a company incorporated in the Isle of Man, acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer.

(b)

The business address of each of the Mariposa Reporting Persons is 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139. The business address of BHL is c/o Berggruen Holdings Inc., 304 S. Broadway #550, Los Angeles, CA 90013. The business address of the NB Charitable Trust is Falcon Cliff, Palace Road, Douglas, Isle of Man IM2 4LB.

(c)

The present principal business of each of Mariposa, MEF Holdings, MEF Holdings II, Tasburgh, IGHA Holdings and PHHP is that of a private investment entity, engaged in the purchase and sale of securities for investment for its own account. The present principal business of the Franklin Trust and Ashken Trust is managing and holding investments for the benefit of each trust’s beneficiaries. Franklin directs the voting and investment activities of Mariposa, the Franklin Trust, MEF Holdings and MEF Holdings II. Ashken directs the voting and investment activities of Tasburgh, IGHA Holdings and the Ashken Trust. Lillie directs the voting and investment activities of PHHP. The present principal business of the NB Charitable Trust is a private investment trust formed to own all of the outstanding capital stock of BHL. The present principal business of BHL is that of a private investment company investing internationally in an extensive range of asset classes on an opportunistic basis, including direct private equity, stocks and bonds, hedge funds, private equity funds, and real estate.

(d)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mariposa, MEF Holdings and MEF Holdings II are organized under the laws of Delaware, the Franklin Trust is organized under the laws of Florida and Franklin is a citizen of the United Kingdom. Tasburgh is organized under the laws of Connecticut, IGHA Holdings is organized under the laws of Delaware, the Ashken Trust is organized under the laws of Florida and Ashken is a citizen of the United States. PHHP is organized under the laws of Florida and Lillie is a citizen of the United States. Each of BHL and the NB Charitable Trust are organized under the laws of the British Virgin Islands. Justin Topilow, Colin Bird and Tessa Burrows are the three directors of BHL. Mr. Topilow is a citizen of the United States and his business address is c/o Berggruen Holdings Inc., 304 S. Broadway #550, Los Angeles, CA 90013. Each of Mr. Bird and Ms. Burrows are citizens of the United Kingdom and their business address is c/o Maitland Group, Falcon Cliff, Palace Road, Douglas, Isle of Man IM2 4LB. BHL does not have any executive officers.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Statement is hereby amended and restated in its entirety as follows:

Each of Mariposa, MEF Holdings, MEF Holdings II, the Franklin Trust, Tasburgh, IGHA Holdings, the Ashken Trust and PHHP is engaged in the purchase and sale of securities for investment on its own account. The source of funds is the investment capital of Mariposa, MEF Holdings, MEF Holdings II, the Franklin Trust, Tasburgh, IGHA Holdings, the Ashken Trust and PHHP, respectively.

BHL is a private investment company investing internationally in an extensive range of asset classes. The source of funds is investment capital contributed by the NB Charitable Trust.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On December 21, 2018, the Franklin Trust transferred 2,419,500 shares of Common Stock to MEF Holdings II.

On February 25, 2020, (i) Mariposa converted its 1,060,000 shares of Series A Preferred Stock to 1,060,000 shares of Common Stock and (ii) BHL converted its 893,000 shares of Series A Preferred Stock to 893,000 shares of Common Stock. The conversion of the Series A Preferred Stock is the last stage of Element Solutions Inc’s evolution from Platform Specialty Products Corporation. Effective as of February 27, 2020, Mariposa distributed an aggregate of 11,509,987 shares of Common Stock pro rata to its members pursuant to its governing documents, including (i) 4,452,063 shares of Common Stock to MEF Holdings, (ii) 1,302,929 shares of Common Stock to Tasburgh, (iii) 395,078 shares of Common Stock to PHHP and (iv) 2,605,861 shares of Common Stock to RSMA LLC for no consideration (the “Distribution”). None of the parties receiving the Distribution have any current intention to sell shares of Common Stock.

Additionally, on February 27, 2020, Franklin entered into an Irrevocable Proxy Agreement (the “2020 Proxy Agreement”) with each of Tasburgh and PHHP pursuant to which each of Tasburgh and PHHP granted Franklin an irrevocable proxy to vote Common Stock received by each of them pursuant to the Distribution for so long as Franklin serves as a director on the Issuer Board. Franklin has no pecuniary interest in the Common Stock held by any of the Ashken Reporting Persons or the Lillie Reporting Persons as a result of the 2020 Proxy Agreement.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) – (b)

As of the date hereof, Franklin beneficially owns 28,622,230 shares of Common Stock consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 12,157,983 shares of Common Stock controlled or held, directly or indirectly, by one or more of the Franklin Reporting Persons and (ii) sole power to vote, or to direct the vote, of 16,464,247 shares of Common Stock held, directly or indirectly, by the Berggruen Reporting Persons, Ashken Reporting Persons and Lillie Reporting Persons (each as further described below). Each of the Franklin Trust, MEF Holdings and MEF Holdings II has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 9,878,806, 9,309,012 and 2,419,500 shares of Common Stock, respectively. The shares beneficially owned by Franklin consist of (i) 2,419,500 shares held directly by MEF Holdings II, (ii) 2,848,971 shares of Common Stock held by RSMA LLC (all of which are deemed to be beneficially owned by Franklin and 569,794 of which are held directly by the Franklin Trust), (iii) 6,889,512 shares of Common Stock held directly by MEF Holdings, (iv) 14,766,240 shares of Common Stock held directly by BHL (which Franklin has the sole power to vote pursuant to the Proxy Agreement), (v) 1,302,929 shares of Common Stock held directly by Tasburgh (which Franklin has the sole power to vote pursuant to the 2020 Proxy Agreement) and (vi) 395,078 shares of Common Stock held directly by PHHP (which Franklin has the sole power to vote pursuant to the 2020 Proxy Agreement). In the aggregate, such 28,622,230, 9,878,806, 9,309,012 and 2,419,500 shares of Common Stock represent approximately 11.3%, 3.9%, 3.7% and 1.0%, respectively, of all outstanding shares of Common Stock (calculated based on 252,440,957 shares of Common Stock outstanding on February 25, 2020 (as reported in the Issuer’s Annual Report on Form 10-K filed on February 27, 2020)).

As of the date hereof, Ashken may be deemed to beneficially own an aggregate of 1,868,411 shares of Common Stock consisting of (i) shared power to vote, or to direct the vote of, 565,482 shares of Common Stock and (ii) shared power to dispose, or to direct the disposition of 1,868,411 shares of Common Stock. The shares beneficially owned by Ashken consist of (i) 16,602 shares of Common Stock held directly by the Ashken Trust, (ii) 548,880 shares of Common Stock held directly by IGHA Holdings and (iii) 1,302,929 shares of Common Stock held directly by Tasburgh. In the aggregate, such 1,868,411 shares of Common Stock represent approximately 0.7% of all outstanding shares of Common Stock.

As of the date hereof, Lillie may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 435,668 shares of Common Stock held directly by PHHP. In the aggregate, such 435,668 shares of Common Stock represent approximately 0.2% of all outstanding shares of Common Stock.

As of the date hereof, the Berggruen Reporting Persons may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 14,766,240 shares of Common Stock. In the aggregate, such 14,766,240 shares of Common Stock represent approximately 5.8% of all outstanding shares of Common Stock.

Paragraph (c) of Item 5 of the Statement is hereby amended by adding the following:

(c)	Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the 2020 Proxy Agreement under Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement among the Reporting Persons, dated February 28, 2020.

Exhibit B — Proxy Agreement between Franklin, Tasburgh and PHHP dated February 27, 2020.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2020	MARIPOSA ACQUISITION, LLC

	By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: President

MARTIN E. FRANKLIN REVOCABLE TRUST

	By:	/s/ Martin E. Franklin
Martin E. Franklin, as settlor and trustee of the Martin E. Franklin Revocable Trust

MEF HOLDINGS, LLLP

	By:	MEF Holdings, LLC
Its: General Partner

	By:	Mariposa Capital, LLC
Its: Manager

	By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: Chief Financial Officer

MEF HOLDINGS II, LLLP

	By:	MEF Holdings, LLC
Its: General Partner

	By:	Mariposa Capital, LLC
Its: Manager

	By:	/s/ Desiree DeStefano
Name: Desiree DeStefano
Title: Chief Financial Officer

/s/ Martin E. Franklin
Martin E. Franklin

[Signature Page to Amendment No. 10 to Schedule 13D]

TASBURGH, LLC

By:	/s/ Ian G.H. Ashken
Name: Ian G.H. Ashken
Title: Managing Member

IGHA HOLDINGS, LLLP

By:	IGHA Holdings, LLC
Its: General Partner

By:	/s/ Ian G.H. Ashken
Name: Ian G.H. Ashken
Title: Managing Member

THE IAN G.H. ASHKEN LIVING TRUST

By:	/s/ Ian G.H. Ashken
Ian G.H. Ashken, as settlor and trustee of The Ian G.H. Ashken Living Trust

/s/ Ian G.H. Ashken
Ian G.H. Ashken

POWDER HORN HILL PARTNERS II, LLC

By:	/s/ James E. Lillie
Name: James E. Lillie
Title: Managing Member

/s/ James E. Lillie
James E. Lillie

[Signature Page to Amendment No. 10 to Schedule 13D]

BERGGRUEN HOLDINGS LTD

By:	/s/ Justin Topilow
Name: Justin Topilow
Title: Director

NICOLAS BERGGRUEN CHARITABLE TRUST

By: MAITLAND TRUSTEES LIMITED, AS TRUSTEE

By:	/s/ Colin Bird
Name: Colin Bird
Title: Authorised Signatory

By:	/s/ Tessa Burrows
Name: Tessa Burrows
Title: Authorised Signatory

[Signature Page to Amendment No. 10 to Schedule 13D]